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                           April 18, 2024

       Mark McFarland
       Chief Executive Officer
       Talen Energy Corporation
       2929 Allen Pkwy, Suite 2200
       Houston, TX 77019

                                                        Re: Talen Energy
Corporation
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted April 4,
2024
                                                            CIK No. 0001622536

       Dear Mark McFarland:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 27, 2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1
       Recent Developments - Cumulus Data Campus Sale, page 8

   1. We note you disclosed herein, and in MD&A on page 49, that on March 1, 2024, you completed disposition
of certain assets of Cumulus Data, which included your zero-carbon data campus currently
being developed adjacent to your Susquehanna nuclear power
                                                        facility, to Amazon Web
Services, Inc. (AWS) for gross proceeds of $650 million,
                                                        $300 million of which
is to be held in escrow until the achievement of development milestones that are
expected to be achieved in 2024.
 Mark McFarland
Talen Energy Corporation
April 18, 2024
Page 2
      You further disclosed that in connection with the data campus sale, you entered into a power purchase agreement (PPA) with AWS, pursuant to which you will supply carbon-
      free power from your Susquehanna facility to the data campus, including fixed-price power commitments over several years.

      Please expand your disclosures to describe the development milestones, the probability of achieving them in 2024, and the consequences if none or not all of them are achieved in
      2024. Additionally, discuss other salient terms of the PPA, including the PPA contractual duration, delivery volumes and values by year and in total to the extent known or reasonably estimable, clarifying any minimum firm commitments, options, contingencies, limitations or uncertainties associated with the PPA.

Management, page 96

2. Please revise your filing to disclose the period during which Mr. Berryman has served as senior vice president and Chief Nuclear Officer. Refer to Item 401(b) of Regulation S-K.
       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameMark McFarland
                                                          Division of
Corporation Finance
Comapany NameTalen Energy Corporation
                                                          Office of Energy &
Transportation
April 18, 2024 Page 2
cc:       Anthony Sanderson
FirstName LastName